Exhibit 99.1

Mountain Province Diamonds Initiates Exploration at Kennady North Project

Shares Issued and Outstanding: 77,706,057

TSX: MPV

NYSE- AMEX: MDM

TORONTO, and NEW YORK, Jan. 20 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPV, NYSE-AMEX: MDM) today announced plans for work to be completed on the Company's 100%-owned Kennady North Project, which is located immediately to the north and west of the Gahcho Kué Project, a joint venture between Mountain Province and De Beers Canada Inc. ("De Beers").

The Kennady North Project consists of five mining leases and eight mineral claims, an area of approximately 30,374 acres.  The property hosts the Kelvin, Faraday and Hobbes kimberlites, which were discovered approximately ten years ago and are located between 7 km and 12 km northeast of the Gahcho Kué kimberlite cluster. The land package falls within the boundaries of the original AK claims staked in 1992 that originally comprised 520,000 acres.  Since 2006, when Mountain Province recovered a 100% interest in the Kennady North Project, no further exploration activity has taken place. During that period the Company's primary focus has been on the advancement of the Gahcho Kué Project.

A desktop study is currently underway to compile and review all of the previous work completed on Kennady North. The comprehensive database will allow Mountain Province to fast track and fine tune its future exploration plans in an efficient and cost effective manner. The results will be used to design and implement an exploration program on the Kennedy North Project, which is expected to commence in the coming months. Once confirmed, details of these activities will be announced.

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Located in Canada's Northwest Territories, Gahcho Kué is one of the largest new diamond projects under development globally. The project consists of a cluster of kimberlites, three of which have an indicated resource of approximately 30.2 million tonnes grading at 1.67 carats per tonne (approximately 50.5 million carats) and an inferred resource of approximately 6 million tonnes grading at 1.73 carats per tonne (approximately 10.3 million carats). Mineral resources that are not mineral reserves do not have demonstrated economic viability. Results of an independent feasibility study of the Gahcho Kué Project were announced on December 7, 2010, and the Gahcho Kué EIS was filed on December 23, 2010.

Qualified Person

This news release has been prepared under the supervision of Carl G. Verley, P.Geo., who serves as the qualified person under National Instrument 43-101.

Forward-Looking Statements

This news release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding the Company's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

%CIK: 0001004530

For further information:

Mountain Province Diamonds Inc.
Patrick Evans, President and CEO
Tel: 416-670-5114
401 Bay Street, Suite 2700
Toronto, Ontario M5H 2Y4
Phone: (416) 361-3562
Fax: (416) 603-8565
www.mountainprovince.com
E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 13:11e 20-JAN-11